# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IF BANCORP, INC., CIK 0001514743
CUSIP: 44951J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 201 E. Cherry Street, Watseka, Illinois (IL), 60970
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000943374-25-000022
Filed by CIK 0002053715

## Reporting persons
- Iroquois Federal Foundation, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 197,255; shared voting power 0; sole dispositive power 197,255; shared dispositive power 0; aggregate amount beneficially owned 197,255 (5.9% of the class)

## Item 1. Issuer
Name of issuer: IF BANCORP, INC.
Address of issuer's principal executive offices: 201 E. Cherry Street, Watseka, Illinois, 60970

## Item 2. Person Filing
Name of person filing: Iroquois Federal Foundation, Inc.
Address of principal business office or, if none, residence:
201 E. Cherry Street
Watseka, Illinois 60970
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 197,255
Percent of class: 5.9
Sole power to vote or to direct the vote: 197,255
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 197,255
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Federal Foundation, Inc.: /s/ Pamela J. Verkler, Pamela J. Verkler, Vice President and Treasurer (02/03/2026)